Issuer Free Writing Prospectus dated 10/25/19 Filed Pursuant to Rule 433 under the Securities Act of 1933 Relating to the Preliminary Prospectus dated 10/25/19 Registration Statement No. 333 - 232172

Oc t o b e r 2019 INVESTOR PRESENTATION We enable consumers to: SU B SCRI B E , RE N T , B U Y O R SE L L VEHICLES ONLINE OR IN PERSON

FORWARD LOOKING STATEMENTS This information is published solely for informational purposes and does not constitute an offer to sell or a solicitation of an offer to buy any security or related financial instrument . The summary may include “forward - looking statements” within the meaning of Section 27 A of the Securities Act of 1933 and Section 21 E of the Securities Exchange Act of 1934 . These statements are usually identified by the use of words such as “anticipates”, “believes”, “estimates”, “expects”, “intends”, “may”, “plans”, “projects”, “seeks”, “should”, “will” and variations of such words or similar expressions . LMP Automotive Holdings, Inc . (the “Company,” “LMP,” “we,” and “our”) intends for these forward - looking statements to be covered by the safe - harbor provisions for forward - looking statements contained in the Private Securities Litigation Reform Act of 1995 and is including this statement for the purposes of complying with those safe harbor provisions . These forward - looking statements reflect, as applicable, our current views about plans, intentions, expectations, strategies and prospects, which are based on the information currently available to us and on assumptions we have made . Although we believe that such plans, intentions, expectations, strategies and prospects as reflected in or suggested by those forward - looking statements are reasonable, we can give no assurance that such plans, intentions, expectations or strategies will be attained or achieved . Furthermore, actual results may differ materially from those described in the forward - looking statements and will be affected by a variety of risks and factors that are beyond our control, including those disclosed in the registration statement we have filed with the SEC for the offering to which this presentation relates . LMP does not assume any obligation to update publicly any forward - looking statements, whether as a result of new information, future events or otherwise . The material has been prepared or is distributed solely for informational purposes and does not constitute an offer to sell or a solicitation of an offer to buy any security or instrument or to participate in any trading strategy . Investors are cautioned that such forward - looking statements involve risks and uncertainties that could cause actual results to differ materially from anticipated results . Investing in the Company’s securities involves a high degree of risk . LMP is at an early stage of its development, thus the Company’s securities may only be appropriate for long - term investment . You should purchase Company’s securities only if you can afford to lose your entire investment . 2

FREE WRITING PROSPECTUS This presentation highlights basic information about us and the proposed offering . Because it is a summary, it does not contain all of the information that you should consider before investing . We have filed a registration statement (including a preliminary prospectus) with the SEC for the offering to which this presentation relates . The registration statement has not yet become effective . Before you invest, you should read the preliminary prospectus in the registration statement (including the risk factors described therein) and other documents we have filed with the SEC for more complete information about us and the offering . You may access these documents for free by visiting EDGAR on the SEC Web site at http : //www . sec . gov . The preliminary prospectus, filed on DATE, is available on the SEC Web site at http : //www . sec . gov . Alternatively, we or any underwriter participating in the offering will arrange to send you the prospectus if you contact Think Equity, a division of Fordham Financial Management, Inc . , Prospectus Department, 17 State Street, 22 nd Floor, New York, New York 10004 , telephone : (877) 436 - 3673 or e - mail : prospectus@think - equity . com . This presentation shall not constitute an offer to sell, or the solicitation of an offer to buy, nor will there be any sale of these securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of such state or jurisdiction . The offering will only be made by means of a prospectus pursuant to a registration statement that is filed with the SEC after such registration statement becomes effective . 3

O F F E RI N G SUMM A R Y Issuer: LMP AUTOMOTIVE HOLDINGS, INC. Expected Offering Size $17,750,000 Expected Price Range $5 - $6 per share Expected Listing/Symbol Nasdaq Capital Market / LMPX Shares Offered 3,227,500 Shares of Common Stock Over - Allotment Option 15% Pre IPO Common Shares Outstanding 6,001,639 Post IPO Common Shares Outstanding 9,229,139 Use of Proceeds Strategic acquisitions, build vehicle inventory, working capital and other general corporate purposes. Sole Book - Runner ThinkEquity, a division of Fordham Financial Management, Inc. Insider Participation : Samer Tawfik, founder, Chairman, President and Chief Executive Officer, has indicated an interest in purchasing up to $2,750,000 of common stock in this offering, at the offering price to the public and on the same terms and conditions as other investors. 4

THE MARKET OPPORTUNITY

The automotive industry is undergoing a paradigm shift in the way consumers are purchasing and utilizing vehicles. We believe these DYNAMICS create a rare opportunity to invest in these growth segments of the industry which we believe are:

1. VEHICLE SUBSCRIPTIONS

offers a flexible alternative to purchasing or leasing without long term commitments

2. RENTALS AND MOBILITY AS A SERVICE

provides a popular alternative to owning or leasing for rideshare drivers, travelers and the local community

3. ONLINE VEHICLE SALES

provides the "click –to-buy" culture a convenient, transparent and hassle-free shopping experience

LMP AUTOMOTIVE 5

$662.1 M $353.6 M $454.1 M $1.96 Billion C a r s . c o m C a r v a n a Third Party Auto Sites Revenue Growth 2013 2014 2015 2016 2017 2018 O N LI N E I S D R I V I N G G R O WT H ▪ Car buyers spend 59% of their time online researching . (Autotrader) ▪ Third - party sites are the most used sites for car shopping, used by 78% of shoppers. (Autotrader) ▪ 75% would consider purchasing their car online. (Accenture Automotive Digital Survey, 2015) M O B I L I T Y = Ó REN T A L S & S UB S C R I P T IO N S ▪ Vehicle Rental industry has performed very well over the last five years . In 2018 , vehicle rentals in the United States generated approximately $ 42 billion in revenue . (IBISWorld Industry Market Research) ▪ UBER and LYFT are bringing mobility solutions as a service to the marketplace which creates additional demand for supply . ▪ As of March 2019 , “more than 180 , 000 people” had rented a car through Express Drive, and two - thirds of those drivers did not originally have a car that qualified (to drive for Lyft) . (Blog post written by Lyft Chief Operating Officer Jon Mcneill) Rideshare companies are adding more than 50,000 drivers a month . (Business Insider) 6 Uber alone has an estimated two million drivers. (CNN) Domestic rideshare is estimated to become a $20.9B industry by 2020 . (Statista) Globally the rideshare market is estimated to become a $1 trillion market by 2030. (Morgan Stanley, UBS Q Labs) True Car Car Gurus (Source: Public filings SEC.gov)

RECENT INVESTMENT ACTIVITY

INDUSTRY AND FINANCIAL INVESTORS ARE NOTICING THESE SEGMENT OPPORTUNITIES AND INVESTING

fair Flexible car ownership startup Fair nabs up to $1B in Debt and Equity funding from BMW and Penske

The startup has raised a strategic round of funding from BMW's ventures, Penske Automotive Group, and Mercedes Benz;." (Techcrunch.com)

SHIFT Lithia Announces Strategic Partnership with Shift Technologies

Lithia (NYSE: LAD) invested $54 million and become the largest shareholder. Shift has raised over $265 million in debt and equity. (Businesswire.com)

CARVANA Ally to Finance up to $1.6 Billion in Retail Contracts and Provide $650 Million Floorplan Commitment

Ally Financial is providing up to $2.3 billion in financing commitments over the next 12 months to support retail contracts from and inventory needs. (Prnewswire.com)

vroom AutoNation Invests in Online Used-Car Retailer Vroom

AutoNation said it has invested $50 million in New York-based Vroom, further extends AutoNation's focus on preowned vehicles. (Sun Sentinel, 2018)

SoftBank is betting that everyone hates rental-car companies and getting into the fight against America's traditional rental-car companies. Peer-to-peer rental car app Getaround has raised $300 million in a round led by SoftBank. That brings its total funding to nearly $400 million, at an undisclosed valuation. (Softbank Press Release, 2018)

TURO IAC invests $250 million in car-sharing company Turo. IAC is investing $250 million in Turo, effectively making it the largest shareholder in the car-share start-up. Turo expects to use the fresh funding from IAC to kickstart additional growth and further "refine the customer experience. (CNBC, July 17, 2019)

LMP AUTOMOTIVE 7

We aim to disrupt the traditional way consumers access and purchase vehicles through our Online - Centric Subscription, Rental and Sales business model for better performance than the industry average. We anticipate organic growth of our current operations and the potential to acquire additional dealerships to overlay our Online - Centric business model. 8

WHAT WE DO

WE OFFER CUSTOMERS VEHICLES AT PRICES COMPARABLE TO PURCHASING OR LEASING, WITH THE FLEXIBILITY OF SUBSCRIBING OR RENTING


SOLD

WE BUY

at auction, off -lease and directly from OEM'S at wholesale and fleet rates.

WE SUBSCRIBE *or* RENT

a selection of our vehicles for short term and month-to-month use.

WE SELL

pre-owned vehicles and those used during rental or subscription.

WE REPEAT

this process to build our inventory and our customer base.

MAJOR REVENUE DRIVERS

Lmpmotors.com	Lmpsubscriptions.com	Lmprentals.com
PRE-OWNED VEHICLE SALES	VEHICLE SUBSCRIPTIONS	VEHICLE RENTALS

LMP AUTOMOTIVE 9

OUR MARKET POSITION

		SUBSCRIPTION	ONLINE SALES	RIDESHARE OFFERING	CONSUMER RENTALS	PHYSICAL DEALERSHIP	OEM DISCOUNTS	OWNS INVENTORY	GROWTH BY DEALERSHIP ACQUISITIONS
LMP	**Web Centric Automotive Retailer and Provider of Subscriptions, Rideshare, Rentals & Sales**	✓	✓	✓	✓	✓	✓	✓	✓
fair	Peer-to-Peer Lease & Subscriptions	✓	✗	✓	✗	✗	✗	✓	✗
FLEXDRIVE	Peer-to-Peer Subscriptions	✓	✗	✗	✗	✗	✗	✗	✗
CLUTCH	Peer-to-Peer Subscriptions	✓	✗	✗	✗	✗	✗	✗	✗
HyreCar	Peer-to-Peer Rideshare	✗	✗	✓	✗	✗	✗	✗	✗
Getaround	Peer-to-Peer Rental's	✗	✗	✗	✓	✗	✗	✗	✗
YayYo	Peer-to-Peer Rideshare	✗	✗	✓	✗	✗	✓	✓	✗
TURO	Peer-to-Peer Rental's	✗	✗	✗	✓	✗	✗	✗	✗
SHIFT	Online Vehicle Sales	✗	✓	✗	✗	✓	✗	✓	✗
CARVANA	Online Vehicle Sales	✗	✓	✗	✗	✓	✗	✓	✗

LMP AUTOMOTIVE 10

WE BUY

PRE-OWNED VEHICLES AT AUCTION AND OFF-LEASE

- For pre-owned and new vehicle consumers, we believe our strategy and platform will offer a broader selection of vehicles than most of our competitors at a better value and provide us **better margins on resale** as well as provide a diverse inventory for subscriptions and rentals.

- In the second quarter of 2019, Mercedes-Benz Financial approved a $3.5 million leasing credit line for our subscription and rental fleet inventory purchases.

- Used vehicle sales in 2019 are expected to hit the highest level since the recession. In 2018, 40.2 million used vehicles were sold in the U.S.; in 2019, Edmunds analysts predict used vehicle sales could approach 41 million, providing supply for LMP to acquire and offer vehicles for pre-owned subscriptions.

  (Edmunds.com 2019 Used Vehicle Outlook)



LMPAUTOMOTIVE 11

WE SUBSCRIBE OR RENT MA XI MI Z I N G R E V E N U E P E R V E H I C L E U N I T New vehicles are acquired through our fleet purchasing arrangements then placed into our subscription and rental fleet. In our subscription model, consumers have the option to pay an "all - in" monthly fee which includes vehicle access, and in some cases insurance, maintenance, servicing and roadside assistance, with gas being the only incremental consumer expense . Subscription terms are normally 30 days to 12 months . In our rental model, we believe our platform offers consumers a wide selection of vehicles at more favorable rates than on - airport options. Typically, our rental terms are 1 to 28 days. We believe over 90% of our fleet will be rented and subscribed and in use by customers and we can facilitate over 1,000 subscribers using our current facility . 12

S UB SC R I P T IO N MAR K E T Highly attractive model for millennials, who will represent 40% of the car buying market by 2020. (Automotive News.com, 2017) BENEFITS FOR CONSUMERS: ▪ Convenience - set up the subscription online and manage via a smartphone or computer ▪ Access to a range of vehicles and swap on - demand ▪ Get the car delivered to you ▪ No negotiating…one low price ▪ Lower credit requirements ▪ No long - term contractual obligations ▪ No attendant responsibilities and hassles of outright ownership, you just pay for gas 13

RENTAL MARKET Cars in Service 2017 Revenue 2018 Revenue 2,213,000 $ 28.6 Billion $ 30.03 Billion ▪ $30 billion in annual revenues. (Auto Rental News Fact Book, 2019) ▪ Rental fleet in U.S. of more than 2.2 million units. (Auto Rental News Fact Book, 2019) ▪ Average revenue per unit per month is at an all time record of $1,130 (Auto Rental News, 2019) ▪ Ride sharing companies including Uber and Lyft have contributed to the increase in rental demand . ▪ LMP’s initial market entry into south Florida is just minutes away from the Fort Lauderdale - Hollywood International Airport and caters to ride share drivers, travelers, snow birds and the local community . 2018 U.S. Car Rental Market (Auto Rental News 2019 Fact Book) 14

▪ After a predetermined time period and/or mileage is achieved, new vehicles purchased in our fleet program for subscriptions and rentals are also placed on our e - commerce platform for sale nationwide. ▪ Vehicles acquired through auction, trade - ins, purchases, off - lease and from customers are placed on our e - commerce platform for sale nationwide. ON USERS ACCESS…. WE SELL EXPA N D IN G O UR O N L IN E PRES EN CE …an online platform that gives our customers similar tools, abilities, and value as 3 rd party sites. A seamless online and 100% mobile responsive platform connects customers to vehicles. …a consistent set of hi - res images of the interior and exterior, plus a full list of the features and 5 - year cost of ownership data for ALL our vehicles. 15

U S E D V E HIC L E MA R KE T ▪ 40 . 2 million used vehicles sold in 2018 , up from 39 . 3 million in 2017 , at an all - time high average price of $ 20 , 084 . (Edmunds Used Vehicle Outlook 2019 ) ▪ Highly fragmented . 43 , 000 used car dealerships with the largest owning about 1 . 7 % market share . (Carvana S - 1 as filed with the SEC on April 4 , 2018 ) ▪ In 2018 , the pre - owned market was more than twice the size of the new vehicle market . (Edmunds Used Vehicle Outlook 2019 ) ▪ LMP intends to grow pre - owned vehicle sales through pre - owned vehicle subscriptions and online sales both organically and through potential acquisitions . Pre - Owned Vehicle Sales By Channel 2013 - 2018 YEAR USED SALES FRANCHISE SALES CPO SALES 2013 35,775,755 20,793,385 2.121,548 16 2014 36,241,800 11,178,073 2 , 340 , 34 8 2015 37,254,854 11,400,111 2 , 553 , 66 3 2016 38,602,466 11,600,597 2 , 641 , 90 0 2017 39,203,694 11,461,515 2 , 644 , 42 2 2018 40,232,959 11,882,637 2 , 700 , 39 4

WE REPEAT OU R C Y C LE OF B U Y, SU B SC R I B E o r R E NT A ND SE LL ▪ We plan to build and rebuild our fleet inventory through our balance sheet, free cash flow, financings and opportunistic acquisitions. ▪ Inventory size variety and pricing are the keys to sales throughput. Our plan is to establish a cluster of regional locations throughout the United States. ▪ Ample inventory and a wide variety of vehicles are expected to drive a greater following on our e - commerce platform, bring customers to our dealership and steadily increase our customer base . ▪ Driven by our online platform, our e - commerce options to “Subscribe, Rent or Buy” online or in person cover both segments of demand in the vehicle market. 17

OUR SIMPLE CONSUMER PROCESS

BUY, SUBSCRIBE, RENT OR SELL A VEHICLE

- **BUY** Visit lmpmotors.com, search for a vehicle, select a vehicle of interest, apply for credit online if needed, click "start purchase" then submit and a representative will contact you within 24 hours to arrange payment and/or credit approval, as well as delivery or pickup of the vehicle.

- **SUBSCRIBE** Visit lmpsubscriptions.com, search for a vehicle, select a vehicle of interest, apply online, click "apply now," then submit and a representative will contact you within 24 hours to arrange delivery or pickup of the vehicle.

- **RENT** Visit lmprentals.com, select your desired duration for the rental, search vehicles, select vehicle, and add-on's, enter personal, insurance and payment information then submit and your vehicle is reserved awaiting pickup.

- **SELL** Visit lmpmotors.com, click on the "sell" link, enter your vehicle's information, get an instant offer, confirm condition at our premises and get paid.

LMP AUTOMOTIVE 18

GROWTH STRATEGIES

1. INCREASE ONLINE SALES AND SUBSCRIPTIONS



- Increase sales by building inventory through auction, wholesale dealer and manufacturer excess inventory off-lease and fleet purchases from OEM's. In addition, opportunistic and accretive acquisitions.
- Increase sales by offering value through a combination of price, selection, transparency, credibility and transaction experience.
- In North America, there are approximately 43,000 used car dealerships and nearly 18,000 franchise dealerships. (Dealer Socket, 2015 / Edmunds.com / Public Filings / Automotive News)



2. EXPAND RENTALS

- Increase rentals by offering travelers a similar vehicle to the one they have at home, including high-line vehicles at **attractive rates**
- Expand and tailor our fleet to cater to the **growing rideshare driver demand**

3. BUILD NETWORK OF LARGE, CENTRALLY-LOCATED DEALERSHIPS

- Each location supported by;
  - State-of-the-art photo studios
  - Centralized back office functions
  - A pooled inventory database

...and promotes the following efficiencies:

- Better online consumer experience
- Operational and cost savings
- Organic expansion of our on-line stores
- Economies of scale

Targeted Markets with 10,000+ Vehicles Per Region
Southeast – Northeast – Midwest - West



LMP AUTOMOTIVE 19

EXPENSE REDUCTION VIA ACQUISITON

- Expense reduction can be particularly lucrative for large, growing dealership groups when making acquisitions. This is due to the immediate incremental profit opportunity available post-acquisition through cost reduction as a result of economies of scale.
- The average private dealership's cost structure is significantly higher than those of the largest public dealership groups (as much as 18%). See chart →.
- Reducing SG&A expenses after acquiring a dealership simply by providing more shared services (consolidated HR, accounting, legal, and technology) can make an acquisition immediately accretive to earnings.
- Lower outside services costs due to larger negotiated contracts, particularly as it relates to technology, can result in an immediate increase in earnings. We expect expense reduction opportunities to become an increasingly important factor in our consolidation plan and to drive our return on investment expectations for future acquisitions.

SG&A as Percentage of Gross Profit PUBLIC vs. PRIVATE
LTM 2018

NADA, SEC Filings, Kerrigan Advisors, 2018



66.8%
68.9%
72.4%
73.6%
77.5%
78.0%
Lithia
Asbury
Autonation
Group 1
Sonic
Penske
PUBLIC AVERAGE: 72.9%
86.4%
88.7%
91.5%
93.4%
Domestic
Mass Market
Import
Luxury
PRIVATE AVERAGE: 89.9%

LMP AUTOMOTIVE 20

First Half 2019 2018 FULL YEAR 2018 2017 TOTAL REVENUES $6,648,227 $6,022,591 TOTAL REVENUES $16,610,786 $3,759,031 Gross Loss (225,585) (209,463) Gross Loss (1,956,989) (235,048) Total Costs of Revenues 6,873,812 6,232,054 Total Costs of Revenues 18,567,775 3,994,079 Loss from Operations (2,675,021) (1,934,234) Loss from Operations (6,458,916) (1,409,306) Other Expenses (7,242) (6,186) Other Expenses 31,377 14,356 NET INCOME $ (2,682,263) $ (1,940,420) NET INCOME $ (6,490,293) $ (1,423,662) Year Ended December 31 FI NAN CI A L R E S U L T S Six Months Ended June 2019 vs. 2018 We generated revenues of $6,648,227 for the six month period ended June 30, 2019 from the sales of pre - owned vehicles from our website and Plantation, Florida location, including rental and subscription revenue of $284,978 and $590,187, respectively, as compared with revenues of $6,022,591, including rental and subscription revenue of $155,795 and $14,678, respectively, during the comparative six month period ended June 30, 2018, an increase of $625,636. The increase was mainly due to the increase in our subscription and rental segments of the business. We have sustained negative gross margins mainly due to the sales of vehicles at losses in order to generate immediate cash to fund the payments on the convertible notes, our common stock repurchase, and to fund monthly overhead costs. Following this offering, we will not be subject to such cash constraints and will be able to materially increase the size of our fleet. 21

Cash $308 , 225 Accounts receivable 62 , 433 Automobile inventory, net 6 , 830 , 631 Other current assets 64 , 206 Total current assets 7 , 265 , 495 Property, equipment and leasehold improvements, net 494 , 766 Intangible assets 58 , 061 Right of - use asset 1,265,748 Deferred offering costs 1,150,333 TOTAL ASSETS 10,234,403 Total current liabilities 2 , 824 , 098 TOTAL LIABILITIES 3,788,899 TOTAL SHAREHOLDERS’ EQUITY 6,445,504 TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY 10,234,403 B A L AN C E SH EE T June 30, 2019 6,001,639 22 Convertible Notes, as converted to Common Shares * 42 , 520 Options (WAEP $4.27) 380 , 500 Wa rr an t s 0 C A P T AB L E a s o f A u g u s t 2 3 , 201 9 Common Shares Outstanding * $201,950 plus accrued interest outstanding.

USE OF PROCEEDS

1. INCREASE OUR INVENTORY

- With fleet financing and proceeds from this offering, we intend to purchase new vehicles under our current fleet arrangements at wholesale costs directly from BMW, Mercedes, Land Rover, General Motors, Audi, Jeep, Toyota, Nissan, and Mini to facilitate additional inventory to support our "Buy, Subscribe, Rent or, Sell and Repeat" business model.

2. DEALERSHIP ACQUISITIONS

- Franchised dealerships are perfect candidates for expansion of our platform and are acquirable at attractive multiples of approximately 4 to 7 times pre-tax income.
- Allows us to cost-efficiently add and expand pre-owned subscriptions of the acquired brand due to the lower cost of parts, service and maintenance.
- Enables the pooling of inventories to expand our "Buy, Subscribe, Rent or, Sell and Repeat" platform which drives organic expansion of our online stores and drives increased revenue and profits.
- Deepens, strengthens and adds depth to the management team.

3. WORKING CAPITAL AND OTHER GENERAL PURPOSES

LMP AUTOMOTIVE 23

EX E C U T I V E S AN D B O A R D O F DI R E C T O R S Samer “Sam” Tawfik , Founder, CEO, and Chairman of the Board - Prior to founding LMP Automotive Holdings, Inc . , Mr . Tawfik was the founder and Chief Executive Officer of Telco Group, Inc . which was acquired by Leucadia National Corp in 2007 with a valuation of $ 160 , 000 , 000 . Mr . Tawfik also founded and was Chief Executive Officer of PT - 1 Communications, Inc . which was acquired by Star Telecommunications Inc . in 1998 with a valuation of $ 590 , 000 , 000 . From February 1999 through March 2000 , Mr . Tawfik served as a Director of Star Telecommunications, Inc . Mr . Tawfik has extensive experience in technology, finance, banking and statistical science . Awards given to Mr . Tawfik and his prior companies include, top 10 technology & communications CEO in the U . S . , number 1 on Inc . 500 ’s fastest growing company list in the U . S . for 2 consecutive years, largest pre - paid telecom company in the world, consumer report’s best new product of the year, JPM / KPMG top 25 private employers, number 1 fastest growing in N . Y . , 10 th largest private company in N . Y . , 4 th largest International & 8 th largest long - distance telecom company in the U . S . behind AT&T, and many more . 24

BOARD OF DIRECTORS (c o n t . ) William “Billy” Cohen, Member of the Board – Mr . Cohen has served as a member of our board of directors and the Lead Independent Director since March 2018 . He is currently the Vice Chairman at Newmark Knight Frank, a global commercial real estate advisory firm . Mr . Cohen has over 38 years of experience with commercial real estate acquisitions, conflict management, negotiation, fund raising, tenant representation, owner representation, leasing advisory services, property and asset management, and corporate advisory services . Mr . Cohen holds a B . A . in Finance from the University of Miami . Robert “Bob” J . Morris, Jr . , Member of the Board – Mr . Morris has served as a member of our board of directors since May 2019 . He is currently Director of The Southeast region for the Tim Lamb Group and Former Chairman of the Pontiac - GMC National Dealer Council . Mr . Morris has represented AutoNation, Hendrick Automotive Group, AMSI (Terry Taylor) and many others in buy - sell transactions of franchised dealerships . Mr . Morris brings over three decades of retail automotive experience that encompasses franchise dealer acquisitions and operations, pre - owned dealer operations, as well as leasing, finance and sales expertise . We believe that Mr . Morris brings the necessary leadership experience to the LMP Board of Directors . Prior to joining the Tim Lamb Group, he led and owned franchise dealerships for over two decades and always exceeded factory goals . 25

BOARD OF DIRECTORS ( cont.) Elias Nader, Member of the Board – Mr. Nader has served as a member of our board of directors since May 2019. Mr. Nader has over 25 years of experience in Finance and Accounting. He is a versatile, high - energy finance executive who leads companies through change and challenge to profitable growth. He is skilled in negotiating partnerships and alliances with a keen ability to forecast industry trends and capture opportunities as well as experienced in transforming and growing technology start - ups to global businesses. Mr. Nader has built financially sophisticated teams as well as ERP systems, creating transparent communication from the management level to the boardroom and shareholders. Prior to joining LMP’s Board, Mr. Nader was the interim President and CEO of Sigma Designs, Inc., a Nasdaq - listed Company, as well as its Chief Financial Officer. He has also served as a Board Member of the company from 2012 to 2019. Mr. Nader also serves as an Advisory Board member of Bottles Waiting, a private company, and served as an Audit Committee Member of the Board of Directors of YuMe, Inc., a Nasdaq - listed company from 2016 to 2018. Prior to that, Mr. Nader was the Chief Financial Officer for Imperial Holding, based in Europe and the Middle East, and held numerous senior executive roles in a number of Fortune 500 public companies. Mr. Nader is a graduate of San Jose State University. 26

INVESTMENT HIGHLIGHTS x Early mover in the vehicle subscription market integrating online and brick and mortar strategies x Focused on price - advantageous offerings addressing the mainstream demand x Virtuous cycle of “Buy, Subscribe or Rent, Sell, and Repeat” minimizing cost and maximizing revenues per unit x Scalable and differentiated technology platform x Ability to acquire and overlay our ‘Online - Centric’ business model on potential acquisitions x Rare opportunity to invest in a company that intends to become the first of only 6 Franchise Automotive Operators with a rollup strategy that has gone public in nearly 15 years x Well positioned for rapid growth x Experienced and proven Fortune 1000 management x Founder and CEO investing in the IPO 27

CORPORATE OFFICES 601 North State Road 7 Plantation, FL 33317 O: (954) 895 - 0352 F: (954) 756 - 8112 lmpmotors.com C O N T A C T U S SUBSCRIBE, RENT, BUY OR SELL VEHICLES ONLINE OR IN PERSON Sam Tawfik, CEO